Exhibit 12.1 - Computation of Ratio of Earnings to Fixed Charges

(dollars in millions)	2015	2014	2013	2012	2011
Earnings from operations before taxes	$349.4	$445.8	$1,213.4	$732.4	$510.8
Add (Deduct):
Fixed charges	52.8	52.9	52.4	46.1	42.7
Undistributed earnings of equity investments	0.4	0.3	(1.0)	(9.6)	(3.8)

Earnings available for fixed charges	$402.6	$499.0	$1,264.8	$768.9	$549.7

Fixed charges:
Interest, including amounts capitalized(1)	$44.9	$44.8	$45.0	$39.6	$36.4
Proportion of rent expense deemed to represent interest factor	7.9	8.1	7.4	6.5	6.3

Fixed charges	$52.8	$52.9	$52.4	$46.1	$42.7

Ratio of earnings to fixed charges	7.63	9.43	24.14	16.68	12.87

(1)	Interest related to unrecognized tax benefits is included as income tax expense and not included in fixed charges.

Exhibit 12.1